UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 333-118203 and 333-150568
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BorgWarner Morse TEC Inc.,
Ithaca Plant Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326
Required Information
Item 4.
Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

BorgWarner Morse TEC Inc.,
Ithaca Plant Retirement
Savings Plan
Financial Statements as of December 31, 2008 and 2007 and for the Year Ended
December 31, 2008,
Supplemental Schedule as of December 31, 2008, and Report of Independent
Registered Public Accounting Firm

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	4—10

SUPPLEMENTAL SCHEDULE —	11
Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	12
NOTE:	All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Employee Benefits Committee and the
BorgWarner Morse TEC Inc.
Ithaca Plant Retirement Savings Plan
Auburn Hills, Michigan
We have audited the accompanying statements of assets available for benefits of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan
June 1, 2009

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007
(In thousands)

	2008	2007

ASSETS:
Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust (“Master Trust”)	$48,559	$71,937
Participant loans	2,012	2,191

Investments	50,571	74,128

Participant contributions receivable	26	55
Company contributions receivable	25	47

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	50,622	74,230

Adjustments from fair value to contract value for fully benefit- responsive investments	114	(69)

ASSETS AVAILABLE FOR BENEFITS	$50,736	$74,161

See notes to financial statements.

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

ADDITIONS TO ASSETS:
Loan interest payments	$165
Contributions from participants	2,132
Contributions from the Company	2,024

Total additions	4,321

DEDUCTIONS FROM ASSETS:
Investment loss from the Master Trust	23,008
Participants’ withdrawals	4,553
Net transfers to other BorgWarner Inc. plans	104
Administrative expenses	81

Total deductions	27,746

NET DECREASE	(23,425)

ASSETS AVAILABLE FOR BENEFITS — Beginning of year	74,161

ASSETS AVAILABLE FOR BENEFITS — End of year	$50,736

See notes to financial statements.

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND
FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a participating plan in the BorgWarner Inc. Retirement Savings Master Trust (the “Master Trust”). The Plan sponsor is BorgWarner Morse TEC Inc. (the “Company”), a wholly owned subsidiary of BorgWarner Inc. (the “Corporation”).

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code (IRC), designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Employee Benefit Plan Committee (the “Committee”) to oversee the Plan and the Master Trust.

The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — Hourly employees of the Company’s Ithaca plant who are covered by the collective bargaining agreement between the Company and the Finger Lakes Lodge 2001 International Association of Machinists and Aerospace Workers prior to August 31, 2008 and the International Brotherhood of Teamsters Local 317 as of September 1, 2008 become participants in the Plan upon date of hire. On September 11, 2008, the hourly employees at the Company’s Ithaca, New York facility, ratified a new four-year collective bargaining agreement and changed union representation to the International Brotherhood of Teamsters, effective September 1, 2008.

Participants’ Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account, including:

Company Retirement Account — The Company contributes an amount to this account for each straight-time hour worked or for which employees receive holiday, vacation, jury duty, or bereavement pay, based on years of service and range from $0.23 per hour to $0.59 per hour. Employees cannot contribute to this account.

Savings Account — Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. Pretax deferrals into this account are limited to 12% for highly compensated employees. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.

Retiree Health Account — Participants hired after October 4, 1998, can voluntarily contribute up to $0.25 per hour of service. The Company makes contributions equal to 100% of participants’ contributions to this account, limited to $500 per year. No after-tax contributions are allowed.

Investment Options — Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market fund, and the BorgWarner Inc. Stock Fund.

Vesting — Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.

Withdrawals — While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or the Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants’ discretion subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or lump sum.

Loans — Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.

Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2008 range from 5.0% to 9.3%. No loans are permitted from the Company Retirement Account or Retiree Health Account. Loans are secured by the remaining balance in the participant’s Savings Account. Principal and interest are paid ratably through payroll deductions.

Priorities Upon Termination — Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

Forfeited Accounts — At December 31, 2008 and 2007, there were approximately $1,000 and $32,000, respectively, in forfeited nonvested accounts. During the year ended December 31, 2008, employer contributions were reduced by approximately $38,000 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).

Adoption of New Accounting Guidance — On January 1, 2008, the Plan adopted as required, Statement of Financial Accounting Standards No. 157 — Fair Value Measurements (“SFAS 157”) which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements.

Refer to Note 7, “Fair Value Measurements”, for further information related to SFAS 157.

Investment Valuation —The Master Trust’s investments are recorded at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Equities and mutual funds are valued based on quoted market prices on national exchanges.
Collective Trust Funds — The Collective Trust Funds are valued on a unit value basis either on a monthly or quarterly basis by the fund manager or general partner, and are reviewed by the Master Trust’s fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager’s or general partner’s valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the Master Trust agreement.
Stable Value Fund — The contract value of the T. Rowe Price Stable Value Common Trust Fund (SVF) of the Master Trust was approximately $150,797,000 and $144,248,000 at December 31, 2008 and 2007, respectively. The fair value of the SVF was approximately $149,397,000 and $145,106,000 at December 31, 2008 and 2007, respectively. The crediting interest rate was 4.1% and 4.7% at December 31, 2008 and 2007, respectively. Crediting interest rates are influenced by the yield and any gain or loss on investment contracts underlying the SVF. The yield on the SVF is an average of the crediting rates of interest for the underlying investment contracts of the SVF. SVF yields change daily. The fair value of the SVF is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
BorgWarner Inc. Common Stock Fund — BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.
Mutual Funds — Mutual Funds are investment vehicles stated at fair value based on quoted market prices reported by the Trustee.
Money Market Fund — The Money Market Fund invests in high-quality short-term securities with maturities of 13 months or less. The fund is an investment vehicle valued using $1 for the net asset value. The fund is stated at fair value, based on the fund’s underlying assets, as reported by the Trustee.
Participant Loans — Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.
Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits as of the date of the financial statements, and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trusts, equities and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements

Administrative Expenses — Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the plan documents.

Payment of Benefits — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2008 and 2007.

Transfers — Other entities of the Corporation sponsor defined contribution plans, besides the Plan. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan, that participant’s account balance is transferred to the corresponding plan.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to approximately $81,000 for the year ended December 31, 2008, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

On November 14, 2007, the Corporation’s Board of Directors approved a two-for-one stock split effected in the form of a stock dividend on its common stock. To implement this stock split, shares of common stock were issued on December 17, 2007 to stockholders of record as of the close of business on December 6, 2007. All prior year share amounts disclosed in this document have been restated to reflect the two-for-one stock split.

At December 31, 2008 and 2007, the Master Trust held approximately 389,000 and 359,000, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of approximately $8,469,000 and $17,364,000 at December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, the Master Trust received dividends of approximately $163,000 on BorgWarner Inc. common stock on behalf of the Plan.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated March 31, 2009, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Assets available for benefits per the financial statements	$50,736	$74,161
Adjustment from contract value to fair value for fully benefit-responsive investments	(114)	69

Assets available for benefits per the Form 5500	$50,622	$74,230

For the year ended December 31, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500 (in thousands):

Total investment loss from the Master Trust per the financial statements	$23,008
Change in adjustment from contract value to fair value for fully benefit-responsive investments	183

Net investment loss from the Master Trust investment account per the Form 5500	$23,191

6.	MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the total investment income of the Master Trust to the various participating plans.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

On December 31, 2008, the BorgWarner Employees Retirement Savings Plan (“the ERSP Plan”) was amended to merge the ERSP Plan into the BorgWarner Inc. Retirement Savings Plan (“the Surviving Plan”), and provided that the assets attributable to the ERSP Plan be transferred and merged with those of the Surviving Plan effective as of the start of business on December 31, 2008. Therefore, at December 31, 2008 the Master Trust consisted of the investments of four defined contribution plans sponsored by the Corporation and certain of it’s entities. At December 31, 2007 the Master Trust consisted of the investments of five defined contribution plans sponsored by the Corporation and certain of its entities. The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of investments held in the SVF, which are valued at contract value. The total investment loss in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2008 and 2007, the Plan’s interest in the assets of the Master Trust was 8.16% and 8.05%, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2008 and 2007, and the components of investment loss for the Master Trust for the year ended December 31, 2008 (in thousands):

	2008	2007

Fair value of investments:
Barclay’s LifePath Funds	$140,885	$195,217
T. Rowe Price Stable Value Common Trust Fund	149,397	145,106
Barclay’s Equity Index	112,344	201,659
BorgWarner Inc. Stock Fund	69,618	152,733
Harbor International Fund	38,834	75,250
Barclay’s US Debt Index	30,495	28,446
Vanguard Mid-Cap Index	27,135	51,681
Buffalo Small Cap	26,487	43,267
T. Rowe Price Prime Reserve Fund	60	485

Assets reflecting all investments at fair value	595,255	893,844

Adjustments from fair value to contract value	1,400	(858)

Total assets	$596,655	$892,986

Investment income/(loss):
Net appreciation (depreciation) in fair value of investments:
Barclays Equity Index	$(69,478)
BorgWarner Inc. Stock Fund	(84,205)
Barclays LifePath Funds	(50,347)
Harbor International Fund	(31,690)
Vanguard Mid-Cap Index	(20,889)
Buffalo Small Cap	(13,452)
Barclays US Debt Index	1,513
T. Rowe Price Stable Value Common Trust Fund	7

Net depreciation in fair value of investments	(268,541)

Dividend and interest income:
T. Rowe Price Stable Value Common Trust Fund	6,739
BorgWarner Inc. Stock Fund	1,403
Buffalo Small Cap	1,241
Harbor International Fund	734
Vanguard Mid-Cap Index	574

Total dividend and interest income	10,691

Total investment loss	$(257,850)

7.	FAIR VALUE MEASURMENTS

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under SFAS 157 are described as follows:
Level 1:	Observable inputs such as quoted prices in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in SFAS 157:
A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).
The following table classifies the Master Trust and other investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2008:

		Basis of Fair Value Measurements
		Quoted
		Prices in	Significant
		Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Items	Inputs	Inputs
(in thousands)	2008	(Level 1)	(Level 2)	(Level 3)	Technique
Master Trust Assets:
Collective Trust Funds:
Barclays LifePath Funds	$140,885	$—	$140,885	$—	A
Barclays US Debt Index	30,495	—	30,495	—	A
Barclays Equity Index	112,344	—	112,344	—	A
T. Rowe Price Stable Value Common Trust Fund	149,397	—	149,397	—	A
BorgWarner Inc. Stock Fund	69,618	69,618	—	—	A
Mutual Funds:
Harbor International Fund	38,834	38,834	—	—	A
Vanguard Mid-Cap Index	27,135	27,135	—	—	A
Buffalo Small Cap	26,487	26,487	—	—	A
Money Market Fund	60	—	60	—	A

Total Master Trust Assets	$595,255	$162,074	$433,181	$—

Participant Loans	$2,012	$—	$2,012	$—	A

******

SUPPLEMENTAL SCHEDULE

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008
(In thousands)

Identity of Issues,	Description of Investment Including
Borrower, Lessor, or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par, or Maturity Value	Value

*Participant Loans	Loans to participants, interest rates ranging from 5.00% to 9.25%; Loan terms ranging from 6 months to 5 years	$2,012

*	Denotes party-in-interest

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Morse TEC Inc. Ithaca Plant Retirement Savings Plan
By:	/s/ Timothy M. Manganello
	Name:	Timothy M. Manganello
	Title:	Member Retirement Savings Plan Committee

By:	/s/ Robin J. Adams
	Name:	Robin J. Adams
	Title:	Member Retirement Savings Plan Committee

By:	/s/ Jeffrey L. Obermayer
	Name:	Jeffrey L. Obermayer
	Title:	Member Retirement Savings Plan Committee

By:	/s/ Angela J. D'Aversa
	Name:	Angela J. D'Aversa
	Title:	Member Retirement Savings Plan Committee

Date: June 1, 2009
EXHIBIT INDEX

Exhibit
Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm